SEC FILE NUMBER: 001-39111

CUSIP NUMBER: 74738J 300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐Form 10-K	☒Form 20-F	☐Form 11-K	☐Form 10-Q
	☐Form 10-D	☐Form N-CEN	☐Form N-CSR

For Period Ended: September 30, 2023

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FLJ Group Limited

Full Name of Registrant

Q&K International Group Limited
Former Name if Applicable

Room 1610

No.917, East Longhua Road

Huangpu District

Address of Principal Executive Office (Street and Number)

Shanghai, 200032, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

FLJ Group Limited (the “Registrant”) has experienced a delay in compiling all information necessary for the disclosure and finalizing its Form 20-F for the fiscal year ended September 30, 2023 due to the recently completed acquisition of Alpha Mind Technology Limited on December 28, 2023 as further described in its Shell Company Report on Form 20-F (File Number: 001-39111) filed with the Securities and Exchange Commission on December 29, 2023. The Registrant needs additional time to complete the Form 20-F and the audited financial statements for the fiscal year ended September 30, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chengcai Qu	86	21-6422-8532
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in its results of operations for FY2023 from the last fiscal year because on October 31, 2023, shortly after the end of FY2023, the Company transferred all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), to Wangxiancai Limited, at nominal consideration (the “Disposal”). Upon the completion of the Disposal, the Company no longer conducts long-term apartment rental business in China. The Disposal led to the Company’s results of operations from historical long-term apartment rental business being accounted for as discontinued operations in accordance with ASC 205-20, and the remaining ongoing business operations of the Company (excluding the disposed entities) being accounted for as continuing operations.

In addition, on December 28, 2023, the Company completed the acquisition of Alpha Mind Technology Limited, an insurance agency and insurance technology business in the PRC. For further details, please refer to Company’s Shell Company Report on Form 20-F (File Number: 001-39111) filed with the Securities and Exchange Commission on December 29, 2023. The unaudited pro forma combined financial information of the Company and Alpha Mind Technology Limited as of and for the fiscal year ended September 30, 2023 is expected to be presented in the “Subsequent Events” note to the Company’s consolidated financial statements to be included in the Form 20-F for the fiscal year ended September 30, 2023.

FLJ Group Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 30, 2024	By:	/s/ Chengcai Qu
		Name:	Chengcai Qu
		Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

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